Digital ReLab, LLC
D/B/A Starchive

Financial Statements

December 31, 2021 and 2020

Keiter
Your Opportunity Advisors

4401 Dominion Boulevard
Glen Allen, Virginia 23060
Tel: 804.747.0000
www.keitercpa.com

DIGITAL RELAB, LLC
(D/B/A STARCHIVE)

Table of Contents

Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT ACCOUNTANTS

To the Members
Digital ReLab, LLC
(D/B/A Starchive)
Charlottesville, Virginia

We have reviewed the accompanying financial statements of Digital ReLab, LLC d/b/a Starchive (the "Company"), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, changes in members' deficit, and cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States.

Keiter

October 28, 2022
Glen Allen, Virginia

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

DIGITAL RELAB, LLC
(D/B/A STARCHIVE)

Balance Sheets
December 31, 2021 and 2020

Assets	2021	2020
Current assets:		
Cash	$ 587,433	$ 57,025
Accounts receivable	17,662	1,500
Other current assets	7,398	844
Total current assets	612,493	59,369
Intangibles - net	31,411	34,786
Total assets	$ 643,904	$ 94,155
Liabilities and Members' Deficit		
Current liabilities:		
Accounts payable	$ 52,790	$ 35,945
Accrued expenses	6,157	6,397
Deferred revenue	10,656	22,370
Total current liabilities	69,603	64,712
Long-term liabilities:		
Convertible notes	1,398,000	1,398,000
Note payable - Economic Injury Disaster Loan	55,100	55,100
Accrued interest	139,992	70,092
Total long-term liabilities	1,593,092	1,523,192
Total liabilities	1,662,695	1,587,904
Members' deficit	(1,018,791)	(1,493,749)
Total liabilities and members' deficit	$ 643,904	$ 94,155

See report of independent accountants and accompanying notes to financial statements.

DIGITAL RELAB, LLC
(D/B/A STARCHIVE)

Statements of Operations
Years Ended December 31, 2021 and 2020

	2021	2020
Revenue - net	$ 262,840	$ 122,537
Operating expenses:		
General and administrative expenses	633,494	475,595
Personnel costs	411,279	391,665
Advertising and marketing expense	133,558	41,304
Amortization expense	3,375	3,782
Total operating expenses	1,181,706	912,346
Operating loss	(918,866)	(789,809)
Other income (expense):		
Paycheck Protection Program loan forgiveness	141,880	141,800
Interest income	146	34
Interest expense	(71,404)	(70,803)
Other income	1,202	5,600
Total other income, net	71,824	76,631
Net loss	$ (847,042)	$ (713,178)

See report of independent accountants and accompanying notes to financial statements.

DIGITAL RELAB, LLC
(D/B/A STARCHIVE)

Statements of Changes in Members' Deficit
Years Ended December 31, 2021 and 2020

	Class B Units	Class C Units	Preferred Units	Simple Agreement for Future Equity ("SAFE")	Accumulated Deficit	Members' Deficit
Balance, January 1, 2020	$ 1,437,000	$ -	$ 3,016,257	$ -	$ (5,233,828)	$ (780,571)
Net loss	-	-	-	-	(713,178)	(713,178)
Balance, December 31, 2020	1,437,000	-	3,016,257	-	(5,947,006)	(1,493,749)
Issuance of SAFEs	-	-	-	1,322,000	-	1,322,000
Net loss	-	-	-	-	(847,042)	(847,042)
Balance, December 31, 2021	$ 1,437,000	$ -	$ 3,016,257	$ 1,322,000	$ (6,794,048)	$ (1,018,791)

See report of independent accountants and accompanying notes to financial statements.

DIGITAL RELAB, LLC
(D/B/A STARCHIVE)

Statements of Cash Flows
Years Ended December 31, 2021 and 2020

	2021	2020
Cash flows from operating activities:		
Net loss	$ (847,042)	$ (713,178)
Adjustments to reconcile net loss to net cash from operating activities:		
Amortization	3,375	3,782
Paycheck Protection Program loan forgiveness	(141,880)	(141,800)
Change in operating assets and liabilities:		
Accounts receivable	(16,162)	17,850
Other current assets	(6,554)	3,154
Accounts payable	16,845	16,845
Accrued expenses	(240)	2,090
Deferred revenue	(11,714)	22,370
Accrued interest	69,900	70,092
Net cash used in operating activities	(933,472)	(718,795)
Cash flows from financing activities:		
Proceeds from note payable - Economic Injury Disaster Loan	-	55,100
Proceeds from Paycheck Protection Program loan	141,880	141,800
Proceeds from issuance of SAFEs	1,322,000	-
Net cash provided by financing activities	1,463,880	196,900
Net change in cash	530,408	(521,895)
Cash, beginning of year	57,025	578,920
Cash, end of year	$ 587,433	$ 57,025

See report of independent accountants and accompanying notes to financial statements.

DIGITAL RELAB, LLC
(D/B/A STARCHIVE)

Notes to Financial Statements

1. Summary of Significant Accounting Policies:

Nature of Business: Digital ReLab, LLC d/b/a Starchive (the "Company") was organized on August 13, 2014 in the State of Delaware and is headquartered in Charlottesville, Virginia. The Company is a digital asset management company that makes it easy for artists and creatives to store and preserve their creations.

Management's Plans: The Company's updated strategic plan for 2022 and beyond is focused on raising additional funds through equity offering rounds that will support growth of the Company. The focus will be on growth through increased spend on marketing to increase awareness and attract new customers. By the Company raising capital it will enable us to fast track its growth goals and to take advantage of the demand in the market and to differentiate from competitors. The Company believes that by executing its strategic plan, it will enable it to continue for a reasonable period of time.

Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations and Credit Risk: Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company maintains its cash in a financial institution with balances that periodically exceed federally insured limits. Accounts receivable is made up of customers across various geographic regions.

Two customers accounted for 94% of accounts receivable at December 31, 2021 and 100% of accounts receivable at December 31, 2020. Two customers accounted for 34% of revenue for 2021 and 48% of revenue for 2020.

Income Taxes and Uncertainties: The Company is treated as a partnership for federal and state income tax purposes, and its members report their respective share of the Company's taxable income or loss on their income tax returns. Accordingly, no provision or liability for income taxes has been included in the accompanying financial statements.

Management evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

1. **Summary of Significant Accounting Policies, Continued:**

Accounts Receivable: Accounts receivable are amounts derived from customers in the ordinary course of business. Management evaluates the need for an allowance based on the amount of receivables that will actually be collected. At December 31, 2021 and 2020, an allowance for doubtful accounts was not considered necessary.

Intangible Assets: Intangible assets consists primarily of patents and intellectual property that are amortized over their expected benefit period of 15 years. Intangible assets totaled $50,630 at December 31, 2021 and 2020. Accumulated amortization was $19,219 and $15,844 during 2021 and 2020, respectively.

Paycheck Protection Program Loan: The Company's policy was to account for the Paycheck Protection Program loans ("PPP loans") as debt. The Company recorded the PPP loans as a liability until the loans were entirely forgiven and the Company was legally released, at which point the amount forgiven was recorded in other income in the statements of operations (see Note 3).

Revenue Recognition: Effective January 1, 2020, the Company adopted ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)" ("Topic 606"), which provides guidance for revenue recognition. Topic 606 affects any entity that enters into contracts with customers to transfer goods or services. The update eliminates all transaction and industry-specific accounting principles and replaces them with a unified, five step approach. The standard's core principle is that a company should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which a company expects to be entitled in exchange for those goods or services. The Company adopted the standard effective January 1, 2020, under the modified retrospective transition method. The adoption of Topic 606 did not have a material impact on the Company's beginning of year members' deficit or revenue for 2020.

The Company has two primary sources of revenue consisting of revenue earned from the subscription to the Company's software platform and for storage fees. Each of these contracts consist of a single performance obligation. The Company's revenue is recognized over the period in which it is earned which is the term of the related contract. Payments received in advance of services provided are recorded as deferred revenue and recognized into revenue as earned. Deferred revenue is considered a contract liability and totaled $10,656 and $22,370 at December 31, 2021 and 2020, respectively. There was no deferred revenue at December 31, 2019. The Company had no contract assets for 2021 or 2020. Accounts receivable was $19,350 at December 31, 2019.

Economic factors may impact the nature, amount, and timing of revenue recognition. Customers are evaluated for credit-worthiness prior to acceptance of the contract and contracts do not include variable consideration or financing components. Substantially all contracts are completed within one year of acceptance and payment typically is expected upfront or ratably over the contract term.

1. Summary of Significant Accounting Policies, Continued:

Advertising Costs: The Company expenses advertising and sales promotion costs as incurred. Advertising expense was $133,558 for 2021 and $41,304 for 2020.

Subsequent Events: Management has evaluated subsequent events through October 28, 2022 the date the financial statements were available to be issued, and has determined that there are no subsequent events to be reported in the accompanying financial statements.

2. Convertible Notes:

The Company has various convertible note agreements outstanding during 2021 and 2020. The notes bear interest at 5% per annum. Certain notes have beneficial conversion features upon which the principal will convert at the lesser of 80% of the per unit price paid by investors, as identified in the note agreements, or the valuation cap divided by shares outstanding prior to the conversion to common stock. Certain notes also have valuation caps up to $5,000,000. All unpaid principal and accrued interest are due upon maturity in December 2023 or would convert upon an equity financing or charge in control event. The principal balance of $1,398,000 was outstanding as of December 31, 2021 and 2020.

3. Paycheck Protection Program Loan:

In response to the economic instability caused by COVID-19, the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was passed by Congress and signed into law by the President on March 27, 2020. The Paycheck Protection Program was a component of the CARES Act and provided for a loan (“PPP Loan”) to provide a direct incentive for employers to keep their employees on the payroll. A PPP Loan is eligible for full or partial forgiveness if the funds are used for qualifying costs including payroll, rent, mortgage interest, or utilities, as further defined in the CARES Act.

During April 2020, the Company received a PPP loan in the amount of $141,800 with a maturity date of April 2022. The loan accrued interest at 1%. The Company was eligible for loan forgiveness of up to 100% of the loan, upon meeting certain requirements. The PPP Loan was uncollateralized and was fully guaranteed by the Federal government.

As of December 31, 2020, the Company had used all of the loan proceeds for qualifying costs and was approved for full forgiveness of the loan in August 2021. As such, the Company reflected the full amount of the loan forgiveness as other income in the accompanying statement of operations for 2020.

3. Paycheck Protection Program Loan, Continued:

During February 2021, the Company received a PPP loan in the amount of $141,880 with a maturity date of February 2026. The loan accrued interest at 1%. The Company was eligible for loan forgiveness of up to 100% of the loan, upon meeting certain requirements. The PPP Loan was uncollateralized and was fully guaranteed by the Federal government.

As of December 31, 2021, the Company had used all of the loan proceeds for qualifying costs and was approved for full forgiveness of the loan in April 2022. As such, the Company reflected the full amount of the loan forgiveness as other income in the accompanying statement of operations for 2021.

4. Note Payable – Economic Injury Disaster Relief Loan:

In June 2020, the Company entered into a note payable agreement with the U.S. Small Business Administration ("SBA") for an outstanding principal amount of $55,200. The note bears interest at 3.75% per annum and has a maturity date of June 2050. Installment payments will begin in January 2023. Scheduled maturities of the note payable at December 31, 2021 are as follows: $964 for 2023; $1,001 for 2024; $1,039 for 2025; $1,079 for 2026; and $51,017 thereafter.

5. Leases:

During 2020, the Company leased office space under a non-cancellable operating lease agreement that expired in July 2020. The lease agreement called for monthly payments of $1,660 per month with various common area maintenance charges.

During 2021, the Company entered into a coworking agreement that gave them the right to use an office space that expires in November 2022. The agreement calls for monthly payments of $2,500 per month.

Rent expense was $5,100 for 2021 and $19,650 for 2020.

6. SAFE – Future Equity Obligation:

During 2021, the Company issued various Simple Agreements for Future Equity ("SAFE") outstanding for a total amount of $1,322,000. The SAFEs do not bear interest. The SAFEs will convert upon any of the following events: equity financing, liquidity event, dissolution, or termination of the SAFE which will occur if any of the previous events take place or the SAFE is settled by the Company in stock or payment of amounts due as defined in the agreement. At December 31, 2021, the SAFE agreements were not converted into equity and had not been terminated or expired based on the terms of the agreements.

7. Profit interest:

Pursuit to the Company's 2015 Equity Incentive Plan, the Company is authorized to issue up to 2,465,200 equity incentive units. The Company has granted profits-interest units, designated as Incentive Units (the "Units") to certain investors. As of December 31, 2021 there were 1,773,979 units outstanding. The Units represent the rights to future distributions made by the Company, a pro-rata share of pre-tax income, and future benefits of value creation from the date of issuance. As of December 31, 2021, there were 1,771,688 units issued and outstanding. The Company determined the value of these units to be immaterial to the financial statements and as such, no equity based compensation has been recorded in 2021 and 2020.

8. Members' Deficit:

Pursuant to the Company's articles of organization, the Company is authorized to issue 1,437,200 Class B Common units, 3,234,800 Class C Common units, and 3,994,458 Preferred units. Per the terms of the operating agreement, units may be issued in excess of the stated authorized thresholds and are designated as "Additional Units" subject to the member's preemptive rights. At December 31, 2021 and 2020, there were 1,900,000 Class B Common units, 2,772,000 Class C Common units, and 3,353,308 Preferred units issued and outstanding. The holder of each unit is entitled to one vote. The voting, dividend, and liquidation rights of the holders of the common units are subject to and qualified by the rights, powers and preferences of the holders of the preferred units.